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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

friendlyway Corporation (formerly Biofarm, Inc.)

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

09058S100

(CUSIP Number)

friendlyway AG
Feringa Str. 9
85774 München
Germany
Attn: Vorstand
011- 49-89-9979140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09058S100

1.	Name of Reporting Person: friendlyway AG		I.R.S. Identification Nos. of above persons (entities only): I.D. No. N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 12,348,400

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,848,400

		10.	Shared Dispositive Power: 5,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,348,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.8%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer.

Item 1 is hereby amended and restated to read in its entirety as follows:

     This Amendment No. 2 (the “Amendment”) amends Schedule 13D filed with the Securities and Exchange Commission on January 11, 2005, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on May 27, 2005, by friendlyway AG, a German corporation, with respect to the common stock, $0.001 par value per share (“Common Stock”), of friendlyway Corporation (formerly Biofarm, Inc.), a Nevada corporation (the “Issuer”), with its principal executive office at 1255 Battery Street, Suite 200, San Francisco, California 94111.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety as follows:

     This Amendment is being filed on behalf of friendlyway AG (the “Reporting Corporation”), with its principal executive office at Feringa Str. 9, 85774 München, Germany. Its principal line of business is the sale of displays and kiosks.

     Attached as Exhibit 1 is a chart setting forth, with respect to each executive officer and director of the Reporting Corporation, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

     During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Exhibit 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Reporting Corporation nor, to the best knowledge of Reporting Corporation, any executive officer or director of Reporting Corporation named on Exhibit 1 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated to read in its entirety as follows:

     The Reporting Corporation acquired 6,000,001 shares of Common Stock of the Issuer owned by it pursuant to that certain Share Exchange Agreement between the Issuer, friendlyway, Inc. and the stockholders of friendlyway, Inc. dated August 13, 2004 (the “Share Exchange Agreement”) as modified by that certain Closing Agreement dated December 10, 2004 (the “Closing Agreement”).

     The Reporting Corporation acquired 1,529,824 of the shares of Common Stock owned by it pursuant to a Settlement Agreement and Limited Release between the Reporting Corporation and Alexander von Welczeck, dated as of February 28, 2005 (the “Settlement Agreement”). Pursuant to the Settlement Agreement and the Stock Power and Assignment Separate from Stock Certificate dated March 21, 2005, Alexander von Welczeck transferred 1,529,824 shares of the Issuer to the Reporting Corporation in order to satisfy certain deferred payment obligations owed to the Reporting Corporation.

     The Reporting Corporation acquired 2,318,575 shares of Common Stock of the Issuer pursuant to that certain Subscription Agreement between the Issuer and the Reporting Corporation dated as of June 16, 2005, as amended (the “Subscription Agreement”). Pursuant to the Subscription Agreement, the Reporting Corporation received 2,318,575 shares of Common Stock of the Issuer in exchange for the cancellation of certain unsecured promissory notes.

     The Reporting Corporation acquired 1,250,000 shares of Common Stock of the Issuer pursuant to that certain Subscription Agreement between the Issuer and the Reporting Corporation dated as of July 31, 2005 (the “July Subscription Agreement”). Pursuant to the July Subscription Agreement, the Reporting Corporation received 1,250,000 shares of Common Stock of the Issuer in exchange for the cancellation of certain unsecured promissory notes.

     The Reporting Corporation acquired 1,250,000 shares of Common Stock of the Issuer pursuant to that certain Subscription Agreement between the Issuer and the Reporting Corporation dated as of September 2, 2005 (the “September Subscription Agreement”). Pursuant to the September Subscription Agreement, the Reporting Corporation received 1,250,000 shares of Common Stock of the Issuer in exchange for the cancellation of certain unsecured promissory notes.

      On October 14, 2005, the Reporting Corporation loaned the Issuer the amount of $100,000 and on November 14, 2005, the Reporting Corporation loaned the Issuer the amount of $100,000. These loans have not been converted into Common Stock.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended as follows:

     The Issuer and the Reporting Corporation have discussed a share exchange between the Issuer and the shareholders of the Reporting Corporation. The share exchange would have been completed contemporaneously with a merger with a third party. The Reporting Corporation believes these discussions never resulted in an agreement between the Issuer and the Reporting Corporation, much less an agreement which coordinated a business combination among three parties. Furthermore, the Reporting Corporation understands that Mssrs. Trox and Stuetz resigned in large part because Dr. Urban had stated that he believed the Issuer could not survive as a going concern and Dr. Urban’s resignation would have left Mssrs. Trox and Stuetz as a majority on the board of directors of the Issuer and not because of any conflict in connection with the proposed share exchange and merger, which had not yet been submitted to the board of directors of the Issuer for consideration or approval. If the Issuer was not going to survive as a going concern, Mssrs. Trox and Stuetz believed that they should not participate further on the board of directors of the Issuer because the Reporting Corporation is a creditor of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	According to the Issuer’s Form 10QSB/A filed with the Securities and Exchange Commission on October 20, 2005, there were issued and outstanding 31,834,583 shares of Common Stock on September 1, 2005. As of the date hereof, the Reporting Corporation has beneficial ownership of 12,348,400 of such shares, representing approximately 38.8% of the outstanding shares of Common Stock of the Issuer. This includes shares of Common Stock that may be transferred by the Reporting Corporation to holders of German convertible bonds (Zeichnungsscheine) (the “Instruments”). The Instruments are convertible into a maximum of up to 5,500,000 shares of Common Stock, but pending conversion, the Reporting Corporation retains voting power and shares dispositive power (with the noteholders) and therefore is the beneficial owner of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934.

(b)	The Reporting Corporation has (i) the sole power to vote or to direct the vote of all 12,348,400 shares of Common Stock held by Reporting Corporation, (ii) the sole power to dispose or to direct the disposition of 6,848,400 shares of Common Stock held by Reporting Corporation and (iii) the shared power to dispose or to direct the disposition of 5,500,000 shares of Common Stock held by Reporting Corporation.[1]

(c)	Pursuant to the Subscription Agreement, the Reporting Corporation acquired 2,318,575 shares of Common Stock of the Issuer in exchange for the cancellation of certain unsecured promissory notes in the aggregate amount of $556,458, which results in a per share price of $0.24. Pursuant to the July Subscription Agreement, the Reporting Corporation acquired 1,250,000 shares of Common Stock of the Issuer in exchange for the cancellation of certain unsecured promissory notes in the aggregate amount of $300,000, which results in a per share price of $0.24. Pursuant to the September Subscription Agreement, the Reporting Corporation acquired 1,250,000 shares of Common Stock of the Issuer in exchange for the cancellation of certain unsecured promissory notes in the aggregate amount of $300,000, which results in a per share price of $0.24.

[1]	The holders of the Instruments share dispositive power with the Reporting Corporation with respect to 5,500,000 shares of the Issuer’s Common Stock by virtue of holding the Instruments that are convertible into the Issuer’s Common Stock. No holder of Instruments has the right to convert Instruments into 5% or more of the Issuer’s Common Stock.

(d)	To the knowledge of the Reporting Corporation, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of The Issuer.

     Under the terms of the Share Exchange Agreement, the Issuer, the Reporting Corporation and Alexander von Welzceck were to have entered into a voting agreement with respect to the shares of the Issuer held by the Reporting Corporation and Alexander von Welzceck. At this time, the Reporting Corporation believes that there is no intention to enter into a voting agreement with Alexander von Welzceck.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Officers and Directors of Reporting Corporation*
Exhibit 2	Letter transmitted December 5, 2005 by Klaus Trox to members of the Issuer’s Board of Directors announcing his resignation as a director**
Exhibit 3	Letter transmitted December 5, 2005 by Andreas Stuetz to members of the Issuer’s Board of Directors announcing his resignation as a director**
Exhibit 4	Subscription Agreement, as amended***

*	Filed herewith.

**	Incorporated by reference to Exhibit Nos. 99.3 and 99.4 filed with friendlyway Corporation’s report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2005.

***	Incorporated by reference to Exhibits filed with friendlyway Corporation’s Amendment No. 1 on Form 10-QSB/A filed with the Securities and Exchange Commission on October 20, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 15, 2005	friendlyway AG

	By:	/s/ Klaus Trox

Name: Klaus Trox
Title: CEO, friendlyway AG

/s/ Andreas Stuetz

Name: Andreas Stuetz
Title: COO, friendlyway AG

Exhibit 1

Friendlyway AG Officer and Director Chart

Klaus Trox
	business address:	friendlyway AG
Feringa Str. 9
85774 Unterfoehring
Germany

	residence:	Flurstrasse 2
81675 Muenchen
Germany

	present occupation:	CEO at friendlyway AG
	citizenship:	German

Andreas Stuetz
	business address:	friendlyway AG
Feringa Str. 9
85774 Unterfoehring
Germany

	residence:	Trogerstrasse 15
81675 Muenchen
Germany

	present occupation:	COO at friendlyway AG

	citizenship:	German